UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

América Móvil’s first quarter of

2021 financial and operating report

Mexico City, April 27th, 2021 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the first quarter of 2021.

●	We added 6.0 million wireless subscribers, one third more than a year before, of which 3.3 million were postpaid and 2.8 million were prepaid. Brazil, Mexico and Colombia were the main contributors.

●	On the fixed-line platform we added 246 thousand broadband accesses, most of them coming from Colombia, Ecuador and Peru.

●	First quarter revenues of 248 billion pesos were nearly flat in Mexican peso terms from the year-earlier quarter with service revenues declining 1.1% year-on-year and equipment revenues 0.7%.

●

At constant exchange rates service revenues expanded 1.2% year-on-year. Mobile service revenues were up 1.7%, whereas fixed-line service revenue growth turned slightly positive for the first time in eight quarters.

●

EBITDA rose 5.2% in Mexican peso terms to 81.7 billion pesos; at constant exchange rates it grew 8.1%. Our EBITDA margin increased almost two percentage points from a year before to 32.9% on the back of strict cost controls across all markets.

●

Our operating profit, 41.1 billion pesos, was up 5.7% whereas our comprehensive financing cost was down 55%, resulting in a swing in net profits to 1.8 billion pesos from a 28.9 billion loss a year before.

●	Our cash flow enabled us to cover capital expenditures of 24.9 billion pesos, buy back shares in the amount of 4.4 billion pesos and reduce our net debt by 9.9 billion pesos.

●	At the end of March, our net debt stood at 627 billion pesos; it was equivalent to 1.77 times EBITDA under IAS 17.

We will host our conference call to discuss 1Q21 financial and operating results on April 28th at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

América Móvil Fundamentals
	1Q21	1Q20

Earnings per Share (Mex$)(1)	0.03	-0.44

Earning per ADR (US$)(2)	0.03	-0.44

EBITDA per Share (Mex$)(3)	1.22	1.18

EBITDA per ADR (US$)	1.21	1.19

Net Income (millions of Mex$)	1,810	-28,862

Average Shares Outstanding (billion)	66.74	66.00

Shares Oustanding End of Period (billion)	66.54	65.99

(1) Net Income / Average Shares outstanding

(2) 20 shares per ADR

(3) EBITDA/ Average Shares Outstanding

América Móvil’s Subsidiaries as of March 2021

Country	Brand	Business	Equity Participation

Mexico	Telcel	wireless	100.0%

	Telmex	wireline	98.8%

	Sección Amarilla	other	100.0%

	Telvista	other	90.0%

Argentina	Claro	wireless	100.0%

	Telmex	wireline	100.0%

Brazil	Claro	wireless/wireline	99.6%

Chile	Claro	wireless	100.0%

	Telmex	wireline	100.0%

Colombia	Claro	wireless/wireline	99.4%

Costa Rica	Claro	wireless	100.0%

Dominicana	Claro	wireless/wireline	100.0%

Ecuador	Claro	wireless/wireline	100.0%

El Salvador	Claro	wireless/wireline	95.8%

Guatemala	Claro	wireless/wireline	99.3%

Honduras	Claro	wireless/wireline	100.0%

Nicaragua	Claro	wireless/wireline	99.6%

Panama	Claro	wireless/wireline	100.0%

Paraguay	Claro	wireless/wireline	100.0%

Peru	Claro	wireless/wireline	100.0%

Puerto Rico	Claro	wireless/wireline	100.0%

Uruguay	Claro	wireless/wireline	100.0%

USA	Tracfone	wireless	100.0%

Netherlands	KPN	wireless/wireline	20.9%

Austria	Telekom Austria	wireless/wireline	51.0%

The reported figures for Argentina corresponding to the first quarter of 2021 are presented in accordance with a) IAS29 reflecting the effects of the adoption of inflationary accounting that became mandatory after the Argentinean economy was deemed to be hyperinflationary in the third quarter of 2018 and b) IAS21 translated to Mexican pesos using the end-of-period exchange rate.

All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

On March 2nd we launched a three-year exchangeable bond in the amount of 2.1 billion euros. The bond carries no coupon and was sold at a price of 104.75%, which results in a negative yield of -1.53% per annum. The bond may be exchanged at maturity for 672.4 million KPN shares—which represent a 16% interest in the company— at a price of 3.1185 euros per share.

On April 26th we held our Ordinary Shareholders’ meeting where we received approval to pay a dividend of MXP$0.40 (forty peso cents) in two installments to each of the series of our capital stock and to allocate an additional amount of MXP$25 billion pesos to our buyback fund. We also received approval to cancel all shares held in treasury acquired as part of AMX’s share-buyback program.

Access Lines

In the first quarter we added 3.3 million postpaid subscribers and 2.8 million prepaid subs for a total of 6.0 million wireless additions. Brazil led the way in terms of postpaid growth adding 2.4 million subs followed by Peru with 210 thousand and Colombia with 154 thousand. As regards prepaid, we ended the quarter with 192 million subscribers, after adding 812 thousand in Brazil, 500 thousand in Mexico, 298 thousand in Colombia and 213 thousand in Argentina.

On the fixed-line platform we added 246 thousand broadband clients, with almost every operation showing an increase in access lines, except for Austria where we had disconnections of low-bandwidth clients. We registered net disconnections in of voice and PayTV accesses.

We ended March with 374 million access lines, 2.8% more than a year before with our postpaid base and our fixed-broadband accesses increasing 7.8% and 4.7%, respectively.

Wireless Subscribers as of March 2021

	Total(1) (Thousands)

Country	Mar ’21	Dec ’20	Var.%	Mar ’20	Var.%

Argentina, Paraguay and Uruguay	24,618	24,234	1.6%	24,667	-0.2%

Austria & CEE	21,932	21,864	0.3%	21,306	2.9%

Brazil	66,337	63,140	5.1%	58,671	13.1%

Central America	15,569	15,044	3.5%	15,469	0.6%

Caribbean	6,562	6,422	2.2%	6,312	4.0%

Chile	6,581	6,435	2.3%	6,966	-5.5%

Colombia	33,461	33,009	1.4%	31,244	7.1%

Ecuador	8,104	7,929	2.2%	8,465	-4.3%

Mexico	78,311	77,789	0.7%	77,212	1.4%

Peru	11,181	10,948	2.1%	11,543	-3.1%

USA	20,883	20,682	1.0%	20,704	0.9%

Total Wireless Lines	293,538	287,497	2.1%	282,559	3.9%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of March 2021

	Total(1) (Thousands)

Country	Mar ’21	Dec ’20	Var.%	Mar ’20	Var.%

Argentina, Paraguay and Uruguay	1,527	1,459	4.7%	1,210	26.2%

Austria & CEE	6,079	6,050	0.5%	6,131	-0.9%

Brazil	32,273	32,648	-1.1%	33,808	-4.5%

Central America	4,291	4,247	1.0%	4,408	-2.7%

Caribbean	2,586	2,558	1.1%	2,516	2.8%

Chile	1,376	1,377	-0.1%	1,398	-1.5%

Colombia	8,527	8,318	2.5%	7,760	9.9%

Ecuador	476	420	13.4%	458	3.9%

Mexico	21,739	21,925	-0.8%	22,039	-1.4%

Peru	1,805	1,739	3.8%	1,646	9.6%

Total RGUs	80,680	80,740	-0.1%	81,375	-0.9%

(1) Fixed Line, Broadband and Television (Cable & DTH). Central America figures have been adjusted in accordance with the methodolgy used for all AMX operations.

América Móvil Consolidated Results

The strong economic expansion in the United States that had gained momentum in the second half of 2020 continued unabated in the first quarter of the year propelled by news of a second fiscal stimulus plan, talk of a new infrastructure program and solid progress on vaccination. U.S. economic growth forecasts for 2021 were upgraded and initially led to an appreciation of the U.S. dollar vs. most other currencies on the back of rapid increases in medium and long-term dollar interest rates. Various Latin American countries, including Mexico and Brazil, experienced new COVID waves that led to renewed confinements, constrained mobility and a slowdown in economic activity.

Our first quarter revenues totaled 248 billion pesos, nearly flat in nominal peso terms, with service revenues declining 1.1% year-on-year. At constant exchange rates, service revenues actually increased 1.2%, slightly slower than in the preceding quarter when they had risen 2.2%. As in the prior quarter, the main reason for our consolidated nominal peso revenues to decline even though they had risen in local currency terms have mostly to do with the sharp depreciation of the Brazilian real vis-à-vis the Mexican peso, -20.4%.

The expansion of service revenues was driven by that of mobile service revenues, which decelerated to 1.7% from 4.1% the prior quarter, and was supported by the continued recovery of fixed-line services. The latter’s revenue growth turned positive, 0.1%, after several quarters of negative growth, on the back of continued strong performance of fixed-broadband services which became our most important revenue line in the quarter maintaining its nearly 8% annual pace. We registered an important improvement in corporate networks, with revenues expanding 2.4% in the quarter compared to a 2.9% decline in the fourth quarter, which tipped into positive territory the overall expansion of fixed-line revenues.

The deceleration of mobile service revenues mirrored that of mobile postpaid revenues, which slowed down in Brazil, Colombia and Austria. Prepaid revenues, for their part, maintained their pace of growth at 2.4%.

EBITDA rose 5.2% to 81.7 billion pesos. At constant exchange rates it was up 8.1% with the EBITDA margin expanding almost two percentage points to 32.9% supported by strict cost controls across all markets. Most countries registered strong EBITDA growth: 59% in the U.S., 47% in Puerto Rico, 36% in Peru and 15% in Dominicana.

With our operating profit increasing 5.7% to 41.1 billion pesos and our comprehensive financing cost coming down by 55% year-on-year to 35.9 billion pesos, bringing our net income to 1.8 billion pesos from -28.9 billion a year before. Net profit was equivalent to 3 peso cents per share or 3 dollar cents per ADR.

América Móvil’s Income Statement Millions of Mexican pesos

	1Q21	1Q20	Var.%

Service Revenues	207,109	209,513	-1.1%

Equipment Revenues	39,216	39,480	-0.7%

Total Revenues*	248,186	250,062	-0.8%

Cost of Service	75,192	75,475	-0.4%

Cost of Equipment	40,505	40,388	0.3%

Selling, General & Administrative Expenses	49,430	55,566	-11.0%

Others	1,403	1,045	34.2%

Total Costs and Expenses	166,529	172,474	-3.4%

EBITDA	81,656	77,587	5.2%

% of Total Revenues	32.9%	31.0%

Depreciation & Amortization	40,509	38,677	4.7%

EBIT	41,147	38,910	5.7%

% of Total Revenues	16.6%	15.6%

Net Interest Expense	8,742	9,380	-6.8%

Other Financial Expenses	10,747	-23,092	146.5%

Foreign Exchange Loss	16,361	92,728	-82.4%

Comprehensive Financing Cost (Income)	35,849	79,016	-54.6%

Income & Deferred Taxes	2,558	-12,020	121.3%

Net Income before Minority
Interest and Equity Participation in Results of Affiliates	2,740	-28,085	109.8%

Equity Participation in Results of Affiliates*	13	3	n.m.

Minority Interest	-943	-779	-21.1%

Net Income	1,810	-28,862	n.m.

*Total revenues include Other Revenues

n.m. Not meaningful.

Our net debt fell by 20.2 billion pesos in the first quarter ending March at 627 billion pesos. In cash flow terms it was reduced by 9.9 billion pesos in the quarter. In addition to this reduction, our operating cash flow allowed us to fund capital expenditures in the amount of 24.9 billion pesos and to buy back shares worth 4.4 billion pesos in shares. Our net debt stood at 1.77 time EBITDA LTM.

Balance Sheet – América Móvil Consolidated Millions of Mexican Pesos

	Mar ‘21	Dec ‘20	Var.%		Mar ‘21	Dec ‘20	Var.%
Current Assets				Current Liabilities
Cash, Marketable Securities & Other Short Term Investments	118,967	90,554	31.4%	Short Term Debt*	114,623	148,083	-22.6%
Accounts Receivable	215,183	228,906	-6.0%	Lease-Related Debt	26,689	25,068	6.5%
Other Current Assets	19,537	10,385	88.1%	Accounts Payable	249,642	237,287	5.2%
Inventories	30,920	30,377	1.8%	Other Current Liabilities	101,243	96,872	4.5%
	384,606	360,223	6.8%		492,197	507,311	-3.0%

Non Current Assets				Non Current Liabilities
Plant & Equipment, gross	1,347,771	1,355,801	-0.6%	Long Term Debt	526,117	480,300	9.5%
-Depreciation	636,619	632,871	0.6%	Lease-Related Debt	78,530	84,259	-6.8%
Plant & Equipment, net	711,152	722,930	-1.6%	Other Non Current Liabilities	241,181	238,061	1.3%
Rights of Use	97,929	101,977	-4.0%		845,828	802,620	5.4%
Investments in Affiliates	1,773	1,830	-3.1%

Deferred Assets
Goodwill (Net)	140,992	143,053	-1.4%
Intangible Assets	130,401	133,457	-2.3%	Shareholder’s Equity	293,556	315,118	-6.8%
Deferred Assets	164,729	161,579	1.9%

Total Assets	1,631,582	1,625,048	0.4%	Total Liabilities and Equity	1,631,582	1,625,048	0.4%

*Includes current portion of Long Term Debt.

Financial Debt of América Móvil* Millions

	Mar -21	Dec -20

Peso - denominated debt (MxP)	73,389	78,383
Bonds(1)	51,389	51,283

Banks and others	22,000	27,100

U.S. Dollar - denominated debt (USD)	9,601	9,351
Bonds	9,351	9,351
Banks and others	250	0

Euro - denominated Debt (EUR)	10,247	9,780
Bonds	9,197	8,100
Commercial Paper	1,050	1,680
Banks and others	0	0

Sterling - denominated Debt (GBP)	2,200	2,200
Bonds	2,200	2,200

Reais - denominated Debt (BRL)	7,375	8,475
Bonds	7,375	8,475
Banks and others	0	0

Debt denominated in other currencies(2) (MxP)	32,721	32,610
Bonds	6,615	6,590
Banks and others	26,106	26,020

Total Debt (MxP)	640,741	628,383

Cash, Marketable Securities and Short Term Financial Investments (MxP)	118,417	90,554

Net Debt (MxP)	522,323	537,829

*This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.

(1)Includes the effect of inflation-linked debt.

(2)Includes Peruvian soles and Chilean pesos.

Mexico

We gained 522 thousand subscribers in the first quarter, most of them prepaid subscribers, to finish March with 78.3 million subscribers. On the fixed-line platform we disconnected 185 thousand accesses, of which 167 thousand were land-lines.

Revenues totaled 71.5 billion pesos, with service revenues flat year-on-year, -0.1% as those coming from mobile decreased 0.2% and those on the fixed-line platform remained practically unchanged. The recovery in fixed-line revenues was driven by fixed-broadband and corporate networks that expanded 2.5% and 1.6%, respectively, compensating the decline in voice revenues. Equipment revenues were down 11.7% on lower handset sales, partly stemming from the global shortage of chips.

EBITDA was up 3.6% from the year-earlier quarter to 28.8 billion pesos and the EBITDA margin reached 40.2%, a 2.3 percentage points expansion in the period on operational efficiencies, as we become increasingly digital.

INCOME STATEMENT - Mexico Millions of MxP

	1Q21	1Q20	Var.%

Total Revenues*	71,466	73,182	-2.3%

Total Service Revenues	54,518	54,599	-0.1%

Total Equipment Revenues	15,988	18,106	-11.7%

Wireless Revenues	51,337	53,395	-3.9%

Service Revenues	35,479	35,555	-0.2%

Equipment Revenues	15,858	17,840	-11.1%

Fixed Line Service Revenues	19,169	19,310	-0.7%

Service Revenues	19,039	19,044	0.0%

Equipment Revenues	130	266	-51.2%

EBITDA	28,758	27,771	3.6%

% total revenues	40.2%	37.9%

EBIT	21,057	20,038	5.1%

%	29.5%	27.4%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenues include other income.

Mexico Operating Data

	1Q21	1Q20	Var.%

Wireless Subscribers (thousands)	78,311	77,212	1.4%

Postpaid	14,558	14,564	0.0%

Prepaid**	63,753	62,648	1.8%

MOU	556	528	5.4%

ARPU (MxP)	152	154	-1.3%

Churn (%)	3.5%	3.9%	(0.5)

Revenue Generating Units (RGUs)*	21,739	22,039	-1.4%

Fixed Lines	11,747	12,241	-4.0%

Broadband	9,992	9,798	2.0%

*Fixed Line and Broadband

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

We added 332 thousand new wireless subscribers in Argentina in the first quarter of which 119 thousand were postpaid. On the fixed-line segment we carried on with our fiber rollout and gained 37 thousand new broadband clients.

First quarter revenues of 32.5 billion Argentinean pesos were 8.8% lower than a year before in after-inflation (real) terms. Service revenues of 26.2 billion Argentinean pesos showed a sequential improvement of 1.1%; but they were still down 10.9% annually.

Revenues on the mobile segment improved as a result of price increases that were conducted on a monthly basis during the quarter, with service revenues rising 1.1% on the prepaid segment and declined 16.5% in postpaid. Fixed-line service revenues were up 6.1% over the year on the back of broadband revenues that expanded 26.2% and of PayTV revenues that, although from a smaller base, climbed 51.3% annually following the launch of our IPTV services.

EBITDA came in at 12.9 billion Argentinean pesos and was 3.8% lower than a year before, compared to -15.0% in the fourth quarter and -9.1% in the third. The EBITDA margin increased by two percentage points relative to the prior year, to 39.6% of revenues.

INCOME STATEMENT - Argentina Millions of Constant ARS of March 2021

	1Q21	1Q20	Var.%

Total Revenues*	32,486	35,609	-8.8%

Total Service Revenues	26,236	29,442	-10.9%

Wireless Revenues	29,097	32,389	-10.2%

Service Revenues	22,887	26,286	-12.9%

Equipment Revenues	6,210	6,103	1.7%

Fixed Line Revenues	3,349	3,157	6.1%

EBITDA	12,872	13,375	-3.8%

% total revenues	39.6%	37.6%

EBIT	10,005	10,438	-4.1%

%	30.8%	29.3%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenues include other income.

Argentina Operating Data

	1Q21	1Q20	Var.%

Wireless Subscribers (thousands)(1)	21,827	21,896	-0.3%

Postpaid	8,549	8,460	1.1%

Prepaid	13,278	13,436	-1.2%

MOU	77	75	2.8%

ARPU (ARP)	344	279	23.4%

Churn (%)	1.0%	1.7%	(0.7)

Revenue Generating Units (RGUs)	1221	875	39.6%

*Fixed Line, Broadband and Pay TV.

(1) Hybrid subscribers are now included in our postpaid figures.

Brazil

Claro remained on a strong growth path adding 3.2 million subscribers in the first quarter, 2.4 million of them postpaid, to finish March with 66.3 million subscribers. After the new additions, our postpaid base increased 19.4% year-on-year. Claro was the only operator in the first quarter to keep a positive balance from Mobile Number Portability and obtained a record number of subscribers ported-in. On the fixed-line platform we disconnected 375 thousand accesses in the quarter, including 191 thousand PayTV clients and 159 thousand land-lines.

First quarter revenues were nearly flat year-on-year, declining slightly, -0.2%, to 9.8 billion reais as service revenues dropped 0.4% with those coming from mobile services increasing 5.1% and those originating in the fixed-line platform falling 4.6%. Service revenue growth slowed down in the quarter, particularly in mobile, as a consequence of a new wave of COVID-19 contagion that resulted in reduced mobility as well as to a much reduced level of support from the federal government.

Postpaid drove revenue growth on the mobile platform, expanding 6.8%, whereas prepaid revenues were off 1.1%. On the fixed-line platform service revenues came down 4.6% brought down by PayTV services (-13.3%) and voice revenues (-15.9%); fixed-broadband service revenues continued to expand at a solid pace, 7.2%, as we held on to our leadership position in the ultrabroadband segment.

EBITDA increased 5.3% from the year-earlier quarter to 3.9 billion reais with the EBITDA margin expanding 2.1 percentage points from a year before to 40.0% buoyed by significant reductions in administrative expenses.

Since March we have made “Claro Pay” available to all our clients. It is a digital wallet that allows for payments and transfers through the mobile.

In January we launched our “Claro Box TV” service, available through streaming and with voice commands, which may be self-installed, reducing the operational costs associated with the service. Generally we reinforced the positioning of our sports products at a time when the search for this type of content is surging.

INCOME STATEMENT - Brazil Millions of BrL

	1Q21	1Q20	Var.%

Total Revenues*	9,775	9,791	-0.2%

Total Service Revenues	9,480	9,522	-0.4%

Wireless Revenues	4,564	4,341	5.1%

Service Revenues	4,290	4,082	5.1%

Equipment Revenues	275	259	5.9%

Fixed Line Revenues	5,190	5,440	-4.6%

EBITDA	3,905	3,709	5.3%

% total revenues	40.0%	37.9%

EBIT	1,255	1,429	-12.2%

%	12.8%	14.6%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenues include other income.

Brazil Operating Data

	1Q21	1Q20	Var.%

Wireless Subscribers (thousands)	66,337	58,671	13.1%

Postpaid	38,026	31,847	19.4%

Prepaid	28,311	26,825	5.5%

MOU(1)	168	173	-2.5%

ARPU (BrL)	22	24	-7.0%

Churn (%)	3.0%	4.0%	(1.0)

Revenue Generating Units (RGUs)*	32,273	33,808	-4.5%

*Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Colombia

Mobile net additions trebled relative to the year-earlier quarter reaching 452 thousand subscribers, a third of which were postpaid clients. On the fixed-line segment we connected 89 thousand new broadband accesses and 54 thousand PayTV units.

Revenues rose 9.8% year-on-year to 3.5 trillion Colombian pesos with service revenues expanding 7.9%. On the mobile segment, service revenues increased 4.4% with prepaid revenues growing somewhat faster. Fixed-line service revenues for their part continued to accelerate to 13.7% on the back of broadband revenue growth that reached 21.7% (from 20.9% in the fourth quarter and 16.1% in the third) and PayTV revenues that increased 12.1%.

First quarter EBITDA came in at 1.5 trillion Colombian pesos exceeding by 10.3% that obtained a year before—its best performance in at least that period—with administrative expenses coming down in line with provisions for bad debt. The EBITDA margin for the period was equivalent to 43.2% of revenues.

We finished the first quarter with a positive balance from Mobile Number Portability as subscribers greatly value the quality and speed of our network, our efforts to provide the best customer care and the unmatched coverage of our platforms. Claro provides 4G services in 99% of the municipalities of Colombia.

INCOME STATEMENT - Colombia Billions of COP

	1Q21	1Q20	Var.%

Total Revenues*	3,549	3,230	9.8%

Total Service Revenues	2,794	2,590	7.9%

Wireless Revenues	2,366	2,239	5.7%

Service Revenues	1,690	1,619	4.4%

Equipment Revenues	676	620	8.9%

Fixed Line Revenues	1,133	975	16.2%

EBITDA	1,534	1,390	10.3%

% total revenues	43.2%	43.0%

EBIT	911	814	11.8%

%	25.7%	25.2%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenues include other income.

Colombia Operating Data

	1Q21	1Q20	Var.%

Wireless Subscribers* (thousands)	33,461	31,244	7.1%

Postpaid	7,919	7,384	7.2%

Prepaid	25,542	23,860	7.1%

MOU(1)	297	294	0.8%

ARPU (CoP)	17,035	17,353	-1.8%

Churn (%)	4.1%	4.2%	(0.1)

Revenue Generating Units (RGUs)**	8,527	7,760	9.9%

*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).**Fixed Line, Broadband and Television ** Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Chile

In the first quarter we gained 146 thousand wireless subscribers—108 thousand postpaid—with no major change in fixed-line RGUs, ending March with 6.6 million subscribers.

Total revenues topped 200 billion Chilean pesos, slightly higher than a year before, with service revenues coming down 1.7% year-on-year. The rate of decline has slowed, from -5.7% in the precedent quarter and -7.2% in the third quarter.

Mobile service revenues were down 3.7% —compared to -10.5% in the prior quarter—partly as a result of our subscriber growth. We registered 146 thousand net subscriber gains in the first quarter, 56% more than a year before. Postpaid revenues were down 2.7% after high single digit declines in the past two quarters, while prepaid revenues fell 11.9%; the latter represent only 10% of our mobile revenues. On the fixed-line platform revenues increased 0.9% annually with broadband and PayTV rising 7.4% and 4.8%, respectively.

EBITDA of 44.5 billion Chilean pesos was up 3.6% from the year-earlier quarter, as the margin reached 22.3% of revenues, 70 basis percentage points higher than a year before.

As part of an auction that concluded in the first quarter, Claro was granted the use of 400MHz of spectrum in the 26GHz band to be used to provide 5G services in Chile.

INCOME STATEMENT—Chile Millions of ChPL

	1Q21	1Q20	Var.%

Total Revenues*	200,091	199,349	0.4%

Total Service Revenues	163,003	165,753	-1.7%

Wireless Revenues	124,625	125,334	-0.6%

Service Revenues	88,598	92,038	-3.7%

Equipment Revenues	36,026	33,296	8.2%

Fixed Line Revenues	74,404	73,715	0.9%

EBITDA	44,528	42,993	3.6%

% total revenues	22.3%	21.6%

EBIT	-8,558	-8,058	-6.2%

%	-4.3%	-4.0%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

Chile Operating Data

	1Q21	1Q20	Var.%

Wireless Subscribers (thousands)	6,581	6,966	-5.5%

Postpaid	2,489	2,286	8.9%

Prepaid	4,092	4,681	-12.6%

MOU	179	160	12.1%

ARPU (ChP)	4,845	4,950	-2.1%

Churn (%)	6.2%	6.5%	(0.3)

Revenue Generating Units (RGUs)*	1,376	1,398	-1.5%

*Fixed Line, Broadband and Television.

Ecuador

First quarter revenues totaled 253 million dollars and were down 17.4% year-on-year with service revenues declining 13.4%, consequence of the rough economic situation the country has been undergoing for some time, which was exacerbated by the sanitary crisis.

Mobile service revenues fell 14.8% over the year with postpaid revenues still heavily impacted by deteriorated credit-scoring from our clients, many of which have migrated to prepaid. The recovery of prepaid service revenues can be seen in their having declined only 1.8% in the first quarter compared to -4.2% in the fourth quarter and -12.3% in the third.

We continued to make inroads in the broadband segment as we expanded our fiber footprint. Broadband service revenues increased 15.3% compensating for the decline in PayTV and Corporate network revenues that resulted from disconnections of clients that could not afford to maintain their service.

EBITDA was off 15.2% to 110 million dollars. However, the EBITDA margin improved 1.1 percentage points to 43.2% as we have been making extraordinary efforts to reduce costs, particularly our cost of service and our selling and marketing expenses, both of which dropped approximately 17%.

INCOME STATEMENT - Ecuador Millions of Dollars

	1Q21	1Q20	Var.%

Total Revenues*	253	307	-17.4%

Total Service Revenues	227	262	-13.4%

Wireless Revenues	228	281	-19.0%

Service Revenues	202	237	-14.8%

Equipment Revenues	26	44	-41.8%

Fixed Line Revenues	26	26	-1.2%

EBITDA	110	129	-15.2%

% total revenues	43.2%	42.1%

EBIT	55	74	-24.6%

%	21.9%	23.9%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenues include other income.

Ecuador Operating Data

	1Q21	1Q20	Var.%

Wireless Subscribers (thousands)	8,104	8,465	-4.3%

Postpaid	2,031	2,660	-23.6%

Prepaid	6,073	5,805	4.6%

MOU	357	413	-13.4%

ARPU (US$)	8	9	-9.8%

Churn (%)	3.3%	4.0%	(0.6)

Revenue Generating Units (RGUs)*	476	458	3.9%

*Fixed Line, Broadband and Pay TV.

Peru

We added 233 thousand mobile subscribers in the first quarter, most of them postpaid, ending March with 11.2 million subscribers, whereas in the fixed-line segment we gained 66 thousand clients, three quarters of which were broadband clients.

First quarter revenues of 1.4 billion soles were up 11.5% year-on-year with service revenues expanding 7.7%, with those coming from mobile clients rising 4.2% and those on the fixed-line segment jumping 19.1% as broadband revenues soared. The latter, up 41.5%, has become our fastest growing revenue line.

We have been expanding our fixed-line infrastructure and the number of homes passed, and launched at the end of the period our IPTV platform that offers convergence between OTT content and traditional TV channels.

Our greater operating leverage allowed for a 36.4% EBITDA expansion, to 546 million soles. The EBITDA increase also reflects a reduction of bad debt charges and an improvement in the margins of our equipment sales. The EBITDA margin for the period climbed 6.9 percentage points from the prior year to 37.8% of revenues.

Claro remained a net gainer from Mobile Number Portability in the first quarter.

INCOME STATEMENT - Peru Millons of Soles

	1Q21	1Q20	Var.%

Total Revenues*	1,443	1,294	11.5%

Total Service Revenues	1,046	972	7.7%

Wireless Revenues	1,166	1,064	9.6%

Service Revenues	775	744	4.2%

Equipment Revenues	391	320	22.2%

Fixed Line Revenues	271	227	19.1%

EBITDA	546	400	36.4%

% total revenues	37.8%	30.9%

EBIT	265	140	89.4%

%	18.4%	10.8%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenues include other income.

Peru Operating Data

	1Q21	1Q20	Var.%

Wireless Subscribers (thousands)	11,181	11,543	-3.1%

Postpaid	4,424	4,234	4.5%

Prepaid	6,756	7,309	-7.6%

MOU	383	290	32.0%

ARPU (Sol)	23	21	9.9%

Churn (%)	4.1%	4.5%	(0.4)

Revenue Generating Units (RGUs)*	1,805	1,646	9.6%

*Fixed Line, Broadband and Pay TV.

Central America

Altogether we added 524 thousand wireless subscribers in Central America in the first quarter, almost all of them prepaid. Many clients had to disconnect their lines during the sanitary crisis and have migrated to prepaid plans, which have generally been buoyed by the high level of remittances flowing into the region from the U.S. We are facing strong demand for broadband services as remote work and education persist and mobile has been the primary means of access to Internet in the region. On the fixed-line platform we gained 44 thousand clients, most of them broadband accesses.

Total revenues were slightly lower than a year before with service revenues that were flat after several quarters of declines. Mobile service revenues contracted 0.5% yet, with a marked improvement in prepaid in all major markets with revenue growth accelerating to 6.4% from 2.8% the prior quarter whereas postpaid revenues contracted 7.9%. Fixed-line service revenues expanded 0.5%, with those from broadband increasing 7.0% and those from voice dropping 12.3%.

EBITDA growth accelerated from 7.5% in the fourth quarter to 9.6% in the current period to reach 240 million dollars. At 41.3% of revenues, the EBITDA margin came in 3.7 percentage points above the prior year.

INCOME STATEMENT - Central America Millions of Dollars

	1Q21	1Q20	Var.%

Total Revenues*	581	583	-0.3%

Total Service Revenues	513	514	-0.1%

Wireless Revenues	389	392	-0.8%

Service Revenues	331	333	-0.5%

Equipment Revenues	58	60	-2.6%

Fixed Line Revenues	187	187	0.2%

EBITDA	240	219	9.6%

% total revenues	41.3%	37.5%

EBIT	100	78	28.6%

%	17.2%	13.3%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenues include other income.

Central America Operating Data

	1Q21	1Q20	Var.%

Wireless Subscribers (thousands)	15,569	15,469	0.6%

Postpaid	2,291	2,548	-10.1%

Prepaid	13,277	12,921	2.8%

MOU(1)	178	166	7.4%

ARPU (US$)	7	7	-0.4%

Churn (%)	5.4%	6.1%	(0.7)

Revenue Generating Units (RGUs)*	4,291	4,408	-2.7%

*Fixed Line, Broadband and Pay TV. Figures have been adjusted in accordance with the methodolgy used for all AMX operations.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Caribbean

Our operation in Dominicana added 26 thousand fixed-line accesses and 122 thousand wireless subscribers, 75% more than a year before, of which 102 thousand were prepaid subscribers. Puerto Rico gained 18 thousand wireless subscribers in the quarter compared to disconnections of two thousand in the year-earlier quarter, and saw practically no changes on fixed-line RGUs.

Revenues were up 4.3% in Dominicana as service revenues rose 4.7% year-on-year. On the mobile platform, service revenues increased 4.8% on the back of prepaid revenues that were up 11.0%. Fixed-line service revenues increased 4.5%—improving from 1.7% in the precedent quarter—on the back of an 18.1% increase in broadband revenues. Revenue growth and reductions in selling, marketing and administrative expenses—including bad debt provisions—resulted in a 15% increase in EBITDA to 6.8 billion Dominican Pesos, with the EBITDA margin expanding 4.7 percentage points from the year-earlier quarter.

In Puerto Rico, revenue growth accelerated to 12.1%, as revenues reached 223 million dollars in the quarter, with service revenues increasing 7.3%. On the mobile platform we registered service revenue expansion of 16.8% with postpaid revenues growing twice as fast as prepaid. Nonetheless, prepaid revenue growth exhibited a marked acceleration, from 1.0% in the prior quarter to a pace of 9.9% in the present one. On the fixed-line segment, service revenues declined 3.6%. EBITDA rose 47% annually on the back of solid revenue growth and falling selling, marketing and administrative expenses, including bad debt provisions. The EBITDA margin climbed 4.9 percentage points from the year-earlier quarter to 20.8%.

INCOME STATEMENT - Caribbean Millions of Dollars

	1Q21	1Q20	Var.%

Total Revenues*	453	435	3.9%

Total Service Revenues	394	388	1.6%

Wireless Revenues	287	264	8.7%

Service Revenues	229	217	5.3%

Equipment Revenues	58	47	24.1%

Fixed Line Revenues	168	174	-3.5%

EBITDA	163	141	15.9%

% total revenues	36.1%	32.3%

EBIT	81	59	36.5%

%	17.8%	13.6%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenues include other income.

Caribbean Operating Data

	1Q21	1Q20	Var.%

Wireless Subscribers (thousands)	6,562	6,312	4.0%

Postpaid	2,092	2,046	2.2%

Prepaid	4,471	4,266	4.8%

MOU(1)	202	219	-8.0%

ARPU (US$)	12	12	2.3%

Churn (%)	3.0%	3.3%	(0.3)

Revenue Generating Units (RGUs)*	2,586	2,516	2.8%

*Fixed Line, Broadband and Pay TV.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

United States

In the first quarter we added 201 thousand subscribers. The figure compares to disconnections of 172 thousand subs in the same quarter of 2020.

Revenues rose 3.8% year-on-year and topped two billion dollars with service revenues rising 3.3% and equipment revenues 7.0% as the COVID-related plans fueled demand for the service. ARPU was up 3.3% to 28 dollars.

EBITDA jumped 59.3% to 185 million dollars, as the EBITDA margin expanded 3.1 percentage points from a year before, to 9.0%.

INCOME STATEMENT - United States Millions of Dollars

	1Q21	1Q20	Var.%

Total Revenues	2,062	1,986	3.8%

Service Revenues	1,747	1,692	3.3%

Equipment Revenues	315	294	7.0%

EBITDA	185	116	59.3%

% total revenues	9.0%	5.9%

EBIT	177	98	80.2%

%	8.6%	4.9%

United States Operating Data

	1Q21	1Q20	Var.%

Wireless Subscribers (thousands)	20,883	20,704	0.9%

Straight Talk	9,823	9,473	3.7%

SafeLink	2,034	2,051	-0.8%

Other Brands	9,026	9,180	-1.7%

MOU	675	625	8.0%

ARPU (US$)	28	27	3.3%

Churn (%)	3.2%	3.7%	(0.5)

A1 Telekom Austria Group

We added a total of 67 thousand mobile subscribers. In the postpaid segment we gained 191 thousand clients, mostly mobile WiFi routers across all countries, and in prepaid we disconnected 124 thousand subscribers, part of which have migrated to postpaid. On the fixed-line platform we gained 29 thousand RGUs. In Austria we had disconnections of low-bandwidth broadband and PayTV accesses, but our operations in Eastern Europe more than compensated with new broadband clients.

Total revenues increased 0.8% to 1.1 billion euros growing in all segments other than in Belarus where they declined because of the depreciation of the ruble vs. the euro. Service revenues were up 0.6% driven by those coming from fixed-line services which expanded 1.8%; those from mobile services were down 0.4%.

EBITDA rose 4.7% year-on-year to 398 million euros. Before restructuring charges it was up 5.7% with rising EBITDA margins in almost all segments. Growth was driven by operational efficiencies that more than offset the negative impact of roaming revenues, particularly in Austria as travel restrictions restrained winter tourism. In Austria, EBITDA excluding restructuring costs rose 4.4% year-on-year.

INCOME STATEMENT (In accordance to IFRS 16) - A1 Telekom Austria Group

Millions of Euros

	1Q21	1Q20	Var.%

Total Revenues	1,136	1,126	0.8%

Total Service Revenues	956	950	0.6%

Wireless Service Revenues	519	521	-0.4%

Fixed-line Service Revenues	437	429	1.8%

Equipment Revenues	162	158	2.6%

Other operating income	18	18	-2.3%

EBITDA	398	381	4.7%

% total revenues	35.1%	33.8%

Adjusted EBITDA(1)	419	397	5.7%

% total revenues	36.9%	35.2%

EBIT	163	147	10.8%

%	14.4%	13.1%

For further detail please visit www.a1.group/en/investor-relations

(1) Does not include restructuring charges in Austria.

A1 Telekom Austria Group Operating Data

	1Q21	1Q20	Var.%

Wireless Subscribers (thousands)	21,932	21,306	2.9%

Postpaid	18,014	17,100	5.3%

Prepaid	3,918	4,206	-6.8%

MOU(1)	430	397	8.2%

ARPU (US$)	8	8	-3.1%

Churn (%)	1.4%	1.5%	(0.1)

Revenue Generating Units (RGUs)*	6,079	6,131	-0.9%

*Fixed Line, Broadband and Pay TV.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Exchange Rates Local Currency Units per MxP

	1Q21	1Q20	Var.%

Euro

End of Period	0.0414	0.0386	7.3%

Average	0.0409	0.0457	-10.7%

U.S.

End of Period	0.0485	0.0425	14.1%

Average	0.0492	0.0504	-2.3%

Brazilean Real

End of Period	0.2765	0.2211	25.1%

Average	0.2693	0.2244	20.0%

Argentinean Peso

End of Period	4.4650	2.7419	62.8%

Average	4.3610	3.1021	40.6%

Chilean Peso

End of Period	35.0318	36.2378	-3.3%

Average	35.6410	40.4554	-11.9%

Colombian Peso

End of Period	181.3620	172.8809	4.9%

Average	174.8920	178.0793	-1.8%

Guatemalan Quetzal

End of Period	0.3744	0.3268	14.6%

Average	0.3817	0.3871	-1.4%

Peruvian Sol

End of Period	0.1824	0.1464	24.6%

Average	0.1803	0.1716	5.1%

Dominican Republic Peso

End of Period	2.7761	2.3401	18.6%

Average	2.8552	2.7185	5.0%

Exchange Rates Local Currency Units per USD

	1Q21	1Q20	Var.%

Euro

End of Period	0.8525	0.9065	-6.0%

Average	0.8296	0.9069	-8.5%

Mexican Peso

End of Period	20.6047	23.5122	-12.4%

Average	20.3064	19.8341	2.4%

Brazilean Real

End of Period	5.6973	5.1987	9.6%

Average	5.4676	4.4511	22.8%

Argentinean Peso

End of Period	92.0000	64.4690	42.7%

Average	88.5570	61.5281	43.9%

Chilean Peso

End of Period	721.8200	852.0300	-15.3%

Average	723.7388	802.3949	-9.8%

Colombian Peso

End of Period	3,736.9100	4,064.8100	-8.1%

Average	3,551.4216	3,532.0353	0.5%

Guatemalan Quetzal

End of Period	7.7150	7.6847	0.4%

Average	7.7519	7.6769	1.0%

Peruvian Sol

End of Period	3.7580	3.4420	9.2%

Average	3.6617	3.4034	7.6%

Dominican Republic Peso

End of Period	57.2000	55.0200	4.0%

Average	57.9788	53.9189	7.5%

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscriber base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS	Short Message Service.

SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2021	AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Carlos José García Moreno Elizondo
	Name:	Carlos José García Moreno Elizondo
	Title:	Chief Financial Officer